UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Cronos Group Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

22717L101

(CUSIP Number)

W. Hildebrandt Surgner, Jr.

Vice President, Corporate Secretary and

Associate General Counsel

Altria Group, Inc.

6601 West Broad Street

Richmond, Virginia 23230

(804) 274-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew J. Nussbaum, Esq.

John L. Robinson, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

March 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 22717L101

1	NAME OF REPORTING PERSON Altria Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 223,821,847 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 223,821,847 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,821,847 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55% (2)
14	TYPE OF REPORTING PERSON HC and CO

(1)

The amount reported represents (i) 149,831,154 common shares, no par value (the “Common Shares”), of Cronos Group Inc. (“Cronos” or the “Issuer”) directly held by Maple Acquireco (Canada) ULC (“Canada Acquireco”) and beneficially owned by Altria Group, Inc. (“Altria”) with respect to which Altria has shared dispositive power and voting power and (ii) a warrant directly held by Altria Summit LLC (“Altria Summit”) to purchase up to an additional 73,990,693 Common Shares (the “Warrant”), which is beneficially owned by Altria.

(2)

Based on a total of 406,948,813 Common Shares, which is calculated based upon the sum of (i) 332,958,120 Common Shares issued and outstanding as of March 8, 2019 and (ii) 73,990,693 Common Shares issuable upon the exercise in full of the Warrant.

CUSIP No. 22717L101

1	NAME OF REPORTING PERSON Altria Summit LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 223,821,847 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 223,821,847 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,821,847 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55% (2)
14	TYPE OF REPORTING PERSON OO (limited liability company)

(1)

The amount reported represents (i) 149,831,154 Common Shares directly held by Canada Acquireco and beneficially owned by Altria Summit with respect to which Altria Summit has shared dispositive power and voting power and (ii) the Warrant directly held by Altria Summit to purchase up to an additional 73,990,693 Common Shares.

(2)

Based on a total of 406,948,813 Common Shares, which is calculated based upon the sum of (i) 332,958,120 Common Shares issued and outstanding as of March 8, 2019, and (ii) 73,990,693 Common Shares issuable upon the exercise in full of the Warrant.

CUSIP No. 22717L101

1	NAME OF REPORTING PERSON Maple Holdco (Bermuda) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 149,831,154 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 149,831,154 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,831,154 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45% (2)
14	TYPE OF REPORTING PERSON OO (limited company)

(1)

The amount reported represents 149,831,154 Common Shares directly held by Canada Acquireco and beneficially owned by Maple Holdco (Bermuda) Ltd. (“Bermuda Holdco”) with respect to which Bermuda Holdco has shared dispositive power and voting power.

(2)	Based on a total of 332,958,120 Common Shares issued and outstanding as of March 8, 2019.

CUSIP No. 22717L101

1	NAME OF REPORTING PERSON Maple Acquireco (Canada) ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 149,831,154 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 149,831,154 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,831,154 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45% (2)
14	TYPE OF REPORTING PERSON OO (unlimited liability company)

(1)	The amount reported represents 149,831,154 Common Shares beneficially owned by Canada Acquireco with respect to which Canada Acquireco has shared dispositive power and voting power.
(2)	Based on a total of 332,958,120 Common Shares issued and outstanding as of March 8, 2019.

ITEM 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, no par value (the “Common Shares”), of Cronos Group Inc. (“Cronos” or the “Issuer”). The principal executive offices of the Issuer are located at 720 King Street West, Suite 320 Toronto, Ontario M5V 2T3, Canada.

ITEM 2. Identity and Background.

This Schedule 13D is being filed by Altria Group, Inc. (“Altria”), Altria Summit LLC (“Altria Summit”), Maple Holdco (Bermuda) Ltd. (“Bermuda Holdco”) and Maple Acquireco (Canada) ULC (“Canada Acquireco,” and, together with Altria, Altria Summit and Bermuda Holdco, the “Reporting Persons”).

The business address of Altria and Altria Summit is 6601 West Broad Street, Richmond, Virginia 23230. The address of the registered office of Bermuda Holdco is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of the registered office of Canada Acquireco is 1600 - 925 West Georgia Street, Vancouver, Canada. Altria is a holding company incorporated in the Commonwealth of Virginia in 1985. As of the date of this Schedule 13D, Altria’s wholly owned subsidiaries include Philip Morris USA Inc. (“PM USA”), which is engaged in the manufacture and sale of cigarettes in the United States; John Middleton Co., which is engaged in the manufacture and sale of machine-made large cigars and pipe tobacco and is a wholly owned subsidiary of PM USA; Sherman Group Holdings, LLC and its subsidiaries, which are engaged in the manufacture and sale of super premium cigarettes and the sale of premium cigars; and UST LLC, which through its wholly owned subsidiaries, including U.S. Smokeless Tobacco Company LLC and Ste. Michelle Wine Estates Ltd., is engaged in the manufacture and sale of smokeless tobacco products and wine.

Altria Summit is a limited liability company organized under the laws of the Commonwealth of Virginia in 2013 and a wholly owned subsidiary of Altria. Its primary business is as an investment vehicle of Altria. Altria Summit is a manager-managed limited liability company and Altria is its sole member.

Bermuda Holdco is a limited company organized under the laws of Bermuda in 2019 and a wholly owned subsidiary of Altria Summit. Its primary business is as an investment vehicle of Altria in connection with the Transaction (as defined in Item 6). To date, Bermuda Holdco has not conducted any material activities other than those incidental to its formation and the matters contemplated in the Subscription Agreement (as defined in Item 6).

Canada Acquireco is an unlimited liability company organized under the laws of British Columbia, Canada in 2019 and a wholly owned subsidiary of Bermuda Holdco. Its primary business is to invest from time to time in the securities of Cronos. To date, Canada Acquireco has not conducted any material activities other than those incidental to its formation and the matters contemplated in the Subscription Agreement.

Information required by Instruction C to Schedule 13D with respect to each executive officer and director of Altria, Bermuda Holdco and Canada Acquireco and each executive officer and manager of Altria Summit is set forth on Annex A (collectively, the “Covered Persons”), attached and incorporated by reference.

The Reporting Persons have not and, to the best knowledge of the Reporting Persons, none of the Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons have not and, to the best knowledge of the Reporting Persons, none of the Covered Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 6 of this Schedule 13D is incorporated by reference.

As described in Item 6, on December 7, 2018, Altria Summit and, solely for the purposes set forth therein, Altria entered into the Subscription Agreement to acquire the Purchased Securities (as defined in Item 6) for an aggregate purchase price of approximately CAD$2.4 billion, allocated between the Warrant (as defined in Item 6) and 149,831,154 Common Shares.

The aggregate purchase price for the Purchased Securities was funded by the general working capital of Altria, including a portion of Altria’s proceeds from the U.S. Notes Offering (as defined in this Item 3).

On February 14, 2019, Altria issued seven series of senior unsecured notes of varying maturities, denominated in U.S. dollars, in an aggregate principal amount of $11.5 billion (the “Notes”) in an underwritten offering registered under the Securities Act of 1933, as amended (the “U.S. Notes Offering”). The Notes were issued pursuant to an Indenture (the “Indenture”), dated as of November 4, 2008, among Altria, PM USA, and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). Each series of Notes is guaranteed by PM USA. PM USA’s guarantees were issued pursuant to the Indenture and are evidenced by guarantee agreements made by PM USA in favor of the Trustee for the Notes (the “Guarantee Agreements”).

The foregoing description of the Notes, the Indenture and the Guarantee Agreements does not purport to be complete and is qualified in its entirety by reference to each of the Guarantee Agreements, the Notes and the Indenture, copies of which are attached as Exhibits 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10, 99.11, 99.12, 99.13, 99.14, 99.15, 99.16, 99.17 and 99.18, respectively, and are incorporated by reference.

ITEM 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference.

The Reporting Persons will continuously evaluate the Issuer’s business and prospects and all other factors deemed relevant in determining whether the Reporting Persons or their affiliates will acquire additional Common Shares or whether the Reporting Persons will dispose of Common Shares or the Warrant, in each case in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, and may propose various strategic transactions or changes to the Issuer’s strategic plan in response to general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, any of which, if effected, could result in the occurrence of any of the matters identified in Items 4(a)–(j) of Schedule 13D. As part of their ongoing evaluation of this investment, the Reporting Persons may at any time consider such matters and, subject to applicable federal and state laws, formulate a plan with respect to such matters. From time to time, the Reporting Persons may hold discussions with management, other members of the board of directors of Cronos (the “Cronos Board”), other shareholders of the Issuer or other third parties regarding such matters.

In the IRA (as defined in Item 6), Altria and Cronos acknowledged that, particularly in light of the possibility of future investments by Cronos in jurisdictions outside of Canada, it may be desirable to create a new holding company structure for Cronos in a jurisdiction other than Canada. In connection with the foregoing, Altria and Cronos have begun to explore, and may explore in the future, from time to time, the possibility of implementing such a holding company structure (the implementation of any such holding company structure, the “Reorganization”). As of the date of this Schedule 13D, the Cronos Board has not evaluated any particular form of the Reorganization and will only pursue the Reorganization if it determines that the Reorganization is in the best interests of Cronos. The consummation of any Reorganization would also be subject to appropriate approval by the shareholders of Cronos and may require notices, consents, authorizations and/or approvals by, to or from certain third parties, including governmental authorities.

Other than as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Cronos Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Cronos Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

Percentage interest calculations for Altria and Altria Summit are based on a total of 406,948,813 Common Shares, which is calculated based upon the sum of (i) 332,958,120 Common Shares issued and outstanding as of March 8, 2019, and (ii) 73,990,693 Common Shares issuable upon the exercise in full of the Warrant.

Percentage interest calculations for Bermuda Holdco and Canada Acquireco are based on a total of 332,958,120 Common Shares issued and outstanding as of March 8, 2019, and does not account for any Common Shares issuable upon the exercise of the Warrant.

The aggregate number of Common Shares that Canada Acquireco owns beneficially pursuant to Rule 13d-3 under the Act is 149,831,154 Common Shares, which constitutes 45% of the Common Shares issued and outstanding as of March 8, 2019.

As the sole shareholder of Canada Acquireco, Bermuda Holdco may be deemed the beneficial owner of the 149,831,154 Common Shares held by Canada Acquireco, which constitutes 45% of the Common Shares issued and outstanding as of March 8, 2019.

The aggregate number of Common Shares that Altria Summit owns beneficially pursuant to Rule 13d-3 under the Act is 223,821,847 Common Shares as of the date hereof, which constitutes 55% of the Common Shares issued and outstanding as of March 8, 2019 and issuable pursuant to the Warrant. This number includes (i) 149,831,154 Common Shares held by Canada Acquireco, of which Altria Summit may be deemed the beneficial owner as the sole shareholder of Bermuda Holdco, and (ii) 73,990,693 Common Shares issuable upon the exercise in full of the Warrant.

The aggregate number of Common Shares that Altria owns beneficially pursuant to Rule 13d-3 under the Act is 223,821,847 Common Shares as of the date hereof, which constitutes 55% of the Common Shares issued and outstanding as of March 8, 2019 and issuable pursuant to the Warrant. This number includes (i) 149,831,154 Common Shares held by Canada Acquireco, of which Altria may be deemed the beneficial owner as the sole member of Altria Summit, and (ii) 73,990,693 Common Shares issuable upon the exercise in full of the Warrant.

In addition, as of the date hereof, certain of the Covered Persons beneficially own the number and percentage of Common Shares set forth on Annex B attached and incorporated by reference.

Additionally, pursuant to the IRA, Altria is entitled to customary pre-emptive and top-up rights to subscribe for additional Common Shares to maintain its ownership interest following issuances by Cronos in connection with certain triggering events, subject to a minimum ownership threshold and receipt of any necessary approvals.

Following the closing of the Transaction, the Reporting Persons received the shared power to vote or to direct the vote and to dispose or to direct the disposition of 149,831,154 Common Shares. After the exercise in full of the Warrant, the shared power to vote or to direct the vote and to dispose or to direct the disposition would remain unchanged for Canada Acquireco and Bermuda Holdco. Altria and Altria Summit, however, would have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 223,821,847 Common Shares, subject to customary anti-dilution adjustments with respect to the shares issuable under the Warrant.

Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the Reporting Persons or any Covered Person during the 60 days prior to the date of this Schedule 13D.

To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 2, 3, 4 and 5 are incorporated by reference.

Subscription Agreement

On December 7, 2018, Altria Summit, Cronos and, solely for the purposes set forth therein, Altria, entered into a Subscription Agreement (the “Subscription Agreement”). Pursuant to the Subscription Agreement, on March 8, 2019 (i) Cronos sold and Canada Acquireco, as the designee of Altria Summit pursuant to the Subscription Agreement, purchased 149,831,154 Common Shares and (ii) Cronos sold and Altria Summit purchased a warrant to purchase up to an additional 73,990,693 Common Shares of Cronos (the “Warrant” and, together with 149,831,154 Common Shares, the “Purchased Securities”) at an exercise price of CAD$19.00 per Common Share. The Warrant expires on March 8, 2023 and is subject to customary anti-dilution adjustments. As a result of the purchase of the Common Shares (the “Transaction”), Canada Acquireco owns 45% of the Common Shares issued and outstanding as of March 8, 2019. The aggregate purchase price for the Purchased Securities was approximately CAD$2.4 billion, allocated between the Warrant and 149,831,154 Common Shares.

Investor Rights Agreement

In connection with the Subscription Agreement, Altria and Cronos entered into an Investor Rights Agreement (the “IRA”) on March 8, 2019, pursuant to which the Cronos Board was increased from five to seven directors, of which Altria designated four nominees for appointment and election, including one director that is independent from Altria, and has the continuing right to designate four nominees, with at least one of such director nominees qualifying as independent from Altria (the “Altria Nominees”), for election or appointment to the Cronos Board so long as Altria continues to hold at least 40% of outstanding Common Shares. In the event that Altria no longer meets such minimum ownership requirements but holds more than ten percent of outstanding Common Shares, Altria will be entitled to designate a number of Altria Nominees that represents its proportionate share of the number of directors comprising the Cronos Board (rounded up to the next whole number) based on its percentage ownership of outstanding Cronos Common

Shares. Altria will no longer have director designation rights if and when its ownership falls below 10%. For as long as Altria continues to have director designation rights, Altria may, from time to time, cause one or more of the Altria Nominees to resign from the Cronos Board and designate new nominees for appointment or election to the Cronos Board, in accordance with the terms of the IRA.

The IRA provides Altria with certain rights with respect to its interest in Cronos, including, among others, approval rights for specified categories of transactions and customary registration rights, subject in each case to specified minimum ownership thresholds. Additionally, pursuant to the IRA, Altria is entitled to customary pre-emptive and top-up rights to subscribe for additional Common Shares to maintain its ownership interest following issuances by Cronos in connection with certain triggering events, subject to a minimum ownership threshold and receipt of any necessary approvals.

The IRA further requires Altria and its affiliates, subject to specified conditions, to adhere to certain non-competition restrictions including, among others, that: (x) Altria will not develop, manufacture, market, sell or distribute cannabis products (or invest in businesses that develop, manufacture, market, sell or distribute cannabis products) other than through Cronos; and (y) Cronos be presented exclusively all Cannabis Opportunities (as defined in the IRA) until the earlier of (i) the six-month anniversary of the date that Altria’s beneficial ownership of Common Shares is less than ten percent of outstanding Common Shares and (ii) the six-month anniversary of the termination of the IRA. Notwithstanding the foregoing, Altria may pursue any Cannabis Opportunity that becomes a Rejected Opportunity (as defined in the IRA). The IRA also provides that, until the earlier of the date that the Warrant has been exercised in full or the expiration of the Warrant, Altria will not acquire additional Common Shares other than as contemplated in the IRA.

The IRA terminates when Altria ceases to beneficially own at least 5% of outstanding Common Shares, calculated in accordance with the IRA. It may also be terminated by a party following the material uncured breach by the other party if a court orders termination of the agreement or following the bankruptcy of the other party.

Other Commercial Agreements

In connection with the Transaction, Cronos and Altria Ventures Inc., an affiliate of Altria (“AVI”), have entered into a Services Agreement, dated February 18, 2019, pursuant to which AVI will provide certain services to Cronos.

In connection with the Transaction, Cronos and Altria or one of its affiliates intend to enter into an additional services agreement and an intellectual property agreement related to the use by Cronos of specified intellectual property of Altria and its affiliates, among other matters.

Incorporation by Reference; Joint Filing Agreement

The foregoing description of the Subscription Agreement and the IRA does not purport to be complete and is qualified in its entirety by reference to each of the Subscription Agreement and the IRA, copies of which are attached as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated by reference.

In connection with the Transaction and this Schedule 13D, Altria and Altria Summit have entered into a Joint Filing Agreement, which is attached as Exhibit 99.1 and incorporated by reference.

ITEM 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

99.1	Joint Filing Agreement, dated as of March 18, 2019, between Altria Group, Inc., Altria Summit LLC, Maple Holdco (Bermuda) Ltd. and Maple Acquireco (Canada) ULC.

99.2	Subscription Agreement, dated as of December 7, 2018, by and among Cronos Group Inc., Altria Summit LLC and, solely for the purposes set forth therein, Altria Group, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Altria Group, Inc. on December 7, 2018 (File. No. 001-08940)).

99.3	Investor Rights Agreement, dated as of March 8, 2019, by and among Cronos Group Inc. and Altria Group, Inc.

99.4	Guarantee Agreement 3.490% Notes due 2022 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.5	Guarantee Agreement 3.800% Notes due 2024 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.6	Guarantee Agreement 4.400% Notes due 2026 (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.7	Guarantee Agreement 4.800% Notes due 2029 (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.8	Guarantee Agreement 5.800% Notes due 2039 (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.9	Guarantee Agreement 5.950% Notes due 2049 (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.10	Guarantee Agreement 6.200% Notes due 2059 (incorporated by reference to Exhibit 4.7 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.11	Form of 3.490% Notes due 2022 (incorporated by reference to Exhibit 4.8 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.12	Form of 3.800% Notes due 2024 (incorporated by reference to Exhibit 4.9 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.13	Form of 4.400% Notes due 2026 (incorporated by reference to Exhibit 4.10 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.14	Form of 4.800% Notes due 2029 (incorporated by reference to Exhibit 4.11 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.15	Form of 5.800% Notes due 2039 (incorporated by reference to Exhibit 4.12 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.16	Form of 5.950% Notes due 2049 (incorporated by reference to Exhibit 4.13 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.17	Form of 6.200% Notes due 2059 (incorporated by reference to Exhibit 4.14 to the Current Report on Form 8-K filed by Altria Group, Inc. on February 14, 2019 (File. No. 001-08940)).

99.18	Indenture among Altria Group, Inc., as Issuer, Philip Morris USA Inc., as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee, dated as of November 4, 2008 (incorporated by reference to Altria Group, Inc.’s Registration Statement on Form S-3 filed on November 4, 2008 (File No. 333-155009)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2019	ALTRIA GROUP, INC.

	By:	/s/ Kevin C. Crosthwaite, Jr.
	Name:	Kevin C. Crosthwaite, Jr.
	Title:	Senior Vice President, Chief Strategy and Growth Officer

Date: March 18, 2019	ALTRIA SUMMIT LLC

	By:	/s/ Mary C. Bigelow
	Name:	Mary C. Bigelow
	Title:	Vice President and Secretary

Date: March 18, 2019	MAPLE HOLDCO (BERMUDA) LTD.

	By:	/s/ Summer C. Frein
	Name:	Summer C. Frein
	Title:	President

Date: March 18, 2019	MAPLE ACQUIRECO (CANADA) ULC

	By:	/s/ Summer C. Frein
	Name:	Summer C. Frein
	Title:	President

Annex A

The following table sets forth the name and present occupation or employment of each director and executive officer of Altria Group, Inc. Maple Holdco (Bermuda) Ltd. and Maple Acquireco (Canada) ULC and each executive officer of Altria Summit LLC. Each such person is a citizen of the United States. The business address of each such person is 6601 West Broad Street, Richmond, Virginia 23230.

Directors of Altria Group, Inc.:

Name	Position
John T. Casteen III	President Emeritus, University of Virginia
Dinyar S. Devitre	Former Chief Financial Officer, Altria Group, Inc.
Thomas F. Farrell II	Chairman, President and Chief Executive Officer, Dominion Energy, Inc.
Debra J. Kelly-Ennis	Retired President and Chief Executive Officer, Diageo Canada, Inc.
W. Leo Kiely III	Retired Chief Executive Officer, MillerCoors LLC
Kathryn B. McQuade	Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited
George Muñoz	Principal, Muñoz Investment Banking Group, LLC Partner, Tobin & Muñoz
Mark E. Newman	Senior Vice President and Chief Financial Officer, The Chemours Company
Nabil Y. Sakkab	Retired Senior Vice President, Corporate Research and Development, The Procter & Gamble Company
Virginia E. Shanks	Strategic Advisor, Penn National Gaming, Inc.
Howard A. Willard III	Chairman and Chief Executive Officer, Altria Group, Inc.

Executive Officers of Altria Group, Inc.:

Name	Position
Jody L. Begley	Senior Vice President, Tobacco Products
Daniel J. Bryant	Vice President and Treasurer
Kevin C. Crosthwaite, Jr.	Senior Vice President, Chief Strategy and Growth Officer
Ivan S. Feldman	Vice President and Controller
Murray R. Garnick	Executive Vice President and General Counsel
William F. Gifford, Jr.	Vice Chairman and Chief Financial Officer
Salvatore Mancuso	Senior Vice President, Finance and Procurement
W. Hildebrandt Surgner, Jr.	Vice President, Corporate Secretary and Associate General Counsel
Charles N. Whitaker	Senior Vice President, Chief Human Resources Officer and Chief Compliance Officer
Howard A. Willard III	Chairman and Chief Executive Officer

Directors of Maple Holdco (Bermuda) Ltd.:

Name	Position
Summer C. Frein	Senior Director, Altria Ventures Inc.

Executive Officers of Maple Holdco (Bermuda) Ltd.:

Name	Position
Summer C. Frein	President
Elizabeth D. Mountjoy Renda L. Winston	Vice President Vice President

Directors of Maple Acquireco (Canada) ULC:

Name	Position
Summer C. Frein	Senior Director, Altria Ventures Inc.

Executive Officers of Maple Acquireco (Canada) ULC:

Name	Position
Summer C. Frein	President
Renda L. Winston	Vice President and Treasurer
Mary C. Bigelow	Secretary

Managers of Altria Summit LLC:

Name	Position
Ronald Allen	Senior Director, Altria Client Services LLC
Mary C. Bigelow	Senior Assistant General Counsel, Altria Client Services LLC

Executive Officers of Altria Summit LLC:

Name	Position
Ronald Allen	Vice President and Treasurer
Mary C. Bigelow	Vice President and Secretary

Annex B

The following table sets forth, as of the date hereof, the number and percentage of common shares, no par value, of Cronos Group Inc. that is beneficially owned by each director and executive officer of Altria Group, Inc., Maple Holdco (Bermuda) Ltd. and Maple Acquireco (Canada) ULC and each manager and executive officer of Altria Summit LLC.

Name	Common Shares Beneficially Owned	Percentage of Class Beneficially Owned
John T. Casteen III	0	*
Dinyar S. Devitre	0	*
Thomas F. Farrell II	0	*
Debra J. Kelly-Ennis	0	*
W. Leo Kiely III	0	*
Kathryn B. McQuade	0	*
George Muñoz	0	*
Mark E. Newman	0	*
Nabil Y. Sakkab	0	*
Virginia E. Shanks	0	*
Howard A. Willard III	0	*
Jody L. Begley	0	*
Daniel J. Bryant	0	*
Kevin C. Crosthwaite, Jr.	0	*
Ivan S. Feldman	0	*
Murray R. Garnick	0	*
William F. Gifford, Jr.	0	*
Salvatore Mancuso	0	*
W. Hildebrandt Surgner, Jr.	0	*
Charles N. Whitaker	0	*
Summer C. Frein	0	*
Elizabeth D. Mountjoy	0	*
Renda L. Winston	0	*
Mary C. Bigelow	0	*
Ronald Allen	0	*

*	Less than 1% of the class beneficially owned.